

Mail Stop 7010   April 23, 2009

Yuan Chun Tang
Chief Executive Officer
Asia Pacific Wire & Cable Corporation Limited
7/Fl. B, No. 132, Sec. 3
Min-Sheng East Road
Taipei, 105, Taiwan
People's Republic of China

> **Re:** **Asia Pacific Wire & Cable Corporation Limited**
> **Post-Effective Amendment No. 1 to**
> **Registration Statement on Form F-1**
> **Filed on April 2, 2009**
> **File No. 333-153796**

Dear Mr. Tang:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Signatures, page II-4

1. We note that Mr. Yuan Chun Tang signed the post-effective amendment on behalf of those persons who duly executed the power of attorney filed as part of the Form F-1, which was filed with the Securities and Exchange Commission on October 2, 2008. As this post-effective amendment is considered a separate registration statement, please arrange to have the post-effective amendment signed by the registrant, the principal executive officer, the principal financial officer, the controller or principal accounting officer, and at least a majority of the board of directors. See Instructions Nos. 1 and 2 to the Signature Section of Form F-1 and Item 601 of Regulation S-K.

Yuan Chun Tang
Asia Pacific Wire & Cable Corporation Limited
April 23, 2009
Page 2

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3397 with any questions.

                                        Sincerely,

                                        Jay Ingram
                                        Legal Branch Chief

cc: Michael J. Hagan, Esq.
        Morrison & Foerster LLP
        1290 Avenue of the Americas
        New York, NY 10104